Exhibit 99.2

1Q20 Earnings Presentation May 2020

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . 2

3 Index 01 1Q20 KPIs and Financials 02 COVID - 19 Update 03 Closing Remarks and Q&A 04 Opening Remarks

1 Opening Remarks

5 UNIQUE PLATFORM EDUCATION DNA Opening Remarks CLOSER TO CLIENTS Sustained by our competitive advantages, crises create opportunities for improvement ADDRESSABLE MARKET LONG - TERM VIEW Increased interest for investments in Brazil reflected in record audience in our platforms in Mar - Apr Supported by our network, we are closer than ever to clients, providing specialized advisory in an efficient and recurring manner Our ecosystem embraces all profiles of clients and offers the best investment options Massive and concentrated industry coupled with all - time low interest rates Although we recognize the challenges ahead, we remain confident about the long - term prospects for XP

2 1Q20 KPIs and Financials

# KPIs

AUC, Active Clients and NPS

## Assets Under Custody (AUC) (R$ in bn)



+58%
232
366
1Q19
1Q20



409
(58)
(21)
36
366
4Q19
Market Depreciation
One-Off Corporate Outflow
Net Inflow
1Q20

### Highlights

- AUC decrease versus 4Q19 was mainly driven by market depreciation and a single one-off corporate outflow;
- R$12 billion monthly net inflow pace in 1Q20 vs R$11 billion in 4Q19.

## Active Clients ('000)



+81%
1,126
2,039
1Q19
1Q20



+20%
1,702
2,039
4Q19
1Q20

### Highlights

- Growth was driven by expansion across all our channels and brands, particularly Clear.

**NPS Mar/2020: 72**

*Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Company's products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months*

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8 1Q20 Revenue and Breakdown RETAIL INSTITUTIONAL ISSUER SERVICES DIGITAL CONTENT 68% 18% 7% 1 % Other Revenue represented 6% of Total Gross Revenues Total Gross Revenues (in R$ mn) Highlights ▪ Growth was driven by : (1) increased trading volume in equity and derivatives, impacting Retail and Institutional revenues ; (2) YoY increase in average AUC and (3) capital market deals, especially in January and February . of 1Q20 Total Gross Revenue 1Q20 1Q19 1,856 1,006 84%

9 Retail Revenue and Take Rate Strong performance driven by record volumes in equities and higher management fees following AUC growth LTM Take Rate (LTM Retail Revenue / Average AUC) Retail Revenue (in R$ mn) Highlights ▪ The increase in sequential LTM take rate reflects : (1) record retail volumes in equities and derivatives, which boosted revenue and (2) AUC growth lagging revenue growth in the 4 Q 19 - 1 Q 20 period . 700 1Q19 1Q20 1,254 +79% 1.4% 4Q19 1Q20 1.2% Highlights ▪ Key revenue growth drivers were : (1) Equities ; (2) Funds ; (3) REITs and (4) Fixed Income .

10 Institutional and Issuer Services Strong volumes persist and intense deal activity until late February Issuer Services Revenue (in R$ mn) Institutional Revenue (in R$ mn) Highlights ▪ (1) REITs ; (2) DCM and (3) ECM, with deals concentrated especially in January and February . Highlights ▪ (1) Rising volumes across our Brazilian trading desks, following the overall expansion in B 3 volumes . 147 331 1Q19 1Q20 +126% 56 132 1Q19 1Q20 +137%

XP Inc.

# Digital Content and Other

Solid growth following the expansion of XP's platforms and ecosystem

## Digital Content Revenue (in R$ mn)


+70%
16
27
1Q19
1Q20

### Highlights

- Increase in students accessing our online courses and MBA programs.

## Other Revenue (in R$ mn)


+28%
88
113
1Q19
1Q20

### Highlights

- Mainly driven by increase in adjusted gross financial assets from R$2.3 billion at the end of 1Q19 to R$8.1 billion at March 31, 2020[1].

*1 – We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), and (3) less Floating Balance. See appendix for a reconciliation of Adjusted Gross Financial Assets.*

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12 COGS and SG&A Gross margin stability and efficiency gains on G&A COGS (in R$ mn) Operating Expenses (in R$ mn) 308 579 1Q19 1Q20 +88% 66.6% Gross Margin 67.0% 33.9% % Net Revenue 38.9% 71 1Q19 28 1Q20 363 589 62% Share Based Compensation Non - Recurring Item Highlights ▪ Adjusting for the non - recurring tax claim recognition (R $ 71 million) in 1 Q 19 , there were efficiency gains recognized across most expense lines . Highlights ▪ Gross margin stability reflecting the absence of meaningful changes in product mix .

13 1Q19 1Q20 1Q20 1Q19 Adjusted Net Income and Margin Strong margin expansion in 1Q20 vs 1Q19 Highlights ▪ Growth in Adjusted Net Income driven by (1) accelerating increase in total revenues, especially brokerage in Retail and Institutional businesses and (2) lower consolidated tax rate . 168 415 +147% 23.9% 18.0% Adjusted Net Income (in R$ mn) Adjusted Net Margin +5.9 p.p. Note :: 1 – We calculate Adjusted Net Income as net income, plus Itaú Transaction and deal related expenses, plus IPO process related expenses, plus our Share Based Plan expenses, minus one - time tax claim recognition ( 2010 - 2017 ) plus/minus taxes . See appendix for a reconciliation of Adjusted Net Income . 2 – Adjusted Net Margin is calculated as Adjusted Net Income divided by net revenue . See appendix for a reconciliation of Adjusted Net Margin ..

3 COVID - 19 Update

15 COVID - 19 Update | April 2020 Despite challenging scenario in April, growth remained healthy AUC (in R$ bn) ▪ R $ 19 billion increase in AUC in April - 2020 was driven by R $ 7 billion net inflow and R $ 12 billion market appreciation . ▪ As expected, monthly net inflow pace decelerated in April relative to 1 Q 20 ; ▪ Result was mainly a consequence of the operational bottlenecks from a prolonged lockdown . Monthly Net Inflow (in R$ bn) 10.7 4Q19 2020 YTD¹ 11.0 409 385 43 (46) 4Q19 Net Inflow Market Depreciatio n One - Off Corporat e Outflow (21) 2020 YTD 1 Excludes one - off outflow from corporate client

16 COVID - 19 Update | April 2020 Client base kept growing consistently in April Active Clients (‘000) ▪ Active Clients totaled 2 . 1 million in April, up 24 % vs 4 Q 19 . ▪ New Active Clients per month accelerated in 2020 versus 4 Q 19 . New Active Clients per month (‘000) 4Q19 1,702 2020 YTD 2,112 +24% NPS Apr - 20: 72 55 103 4Q19 2020 YTD +87% Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Compan y’s products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months

17 COVID - 19 Update | April 2020 XP Inc. continues to reinforce its competitive advantages AWARDS x XP elected best investment advisory company by São Paulo residents ( DataFolha ) RECORDS x Retail Equity Custody Market Share x Retail Equity Volume Market Share x Research Platform Audience x Organic Social Media Leads RANKINGS #1 retail equity custody in April #1 retail equity volume in April #1 retail derivatives volume in April Source: XP Inc.

4 Closing Remarks

19 XP Inc. will continue its mission to transform the financial markets in Brazil Closing Remarks LARGE AND CONCENTRATED MARKET DIFFERENTIATE D TECH - ENABLED PLATFORM MISSION - DRIVEN CULTURE STRONG BALANCE SHEET POSITION Investment assets of over R$8 trillion¹ with ~90% controlled by 5 banks Customer centric model with a broad portfolio of products and IFA network Entrepreneurial and long - term vision in a meritocratic environment Although we recognize the challenges ahead, we remain confident about the long - term prospects for XP We are only in the beginning of our journey! ¹ Oliver Wyman Report - December 2019

Q&A

21 Closing Remarks XP ´ s first office in Porto Alegre, Brazil

Investor Relations Carlos Lazar André Martins ir@xpi.com.br IR Website: investors.xpinc.com

Appendix

# Non-GAAP Financial Information

Adjusted Net Income and Adjusted Gross Financial Assets

## Adjusted Net Income (in R$ mn)

| | 1Q20 | 1Q19 | YoY | 4Q19 | QoQ |
|---|---|---|---|---|---|
| **Net Income** | **398** | **210** | **89%** | **390** | **2%** |
| (+) Share Based Compensation | 28 | - | - | 8 | 278% |
| (+) IPO expenses | - | - | - | 22 | -100% |
| (-) One-time tax claim recognition | - | (71) | - | - | 0% |
| (+/-) Taxes | (11) | 28 | -140% | -3 | 279% |
| **Adj. Net Income** | **415** | **168** | **147%** | **417** | **-1%** |

## Adjusted Gross Financial Assets (in R$ mn)

| Floating Balance (=net uninvested clients' deposits) | 1Q20 | 4Q19 |
|---|---|---|
| **Assets** | **(1,016)** | **(505)** |
| (-) Securities trading and intermediation | (1,016) | (505) |
| **Liabilities** | **13,334** | **9,115** |
| (+) Securities trading and intermediation | 13,334 | 9,115 |
| **(=) Floating Balance** | **12,318** | **8,610** |

| Adjusted Gross Financial Assets (=cash and equivalents, net of floating) | 1Q20 | 4Q19 |
|---|---|---|
| **Assets** | **54,937** | **41,011** |
| (+) Cash | 250 | 110 |
| (+) Securities - Fair value through profit or loss | 25,092 | 22,443 |
| (+) Securities - Fair value through other comprehensive income | 4,896 | 2,616 |
| (+) Securities - Evaluated at amortized cost | 1,268 | 2,267 |
| (+) Derivative financial instruments | 8,515 | 4,085 |
| (+) Securities purchased under agreements to resell | 14,917 | 9,490 |
| **Liabilities** | **(34,514)** | **(24,648)** |
| (-) Securities loaned | (721) | (2,022) |
| (-) Derivative financial instruments | (7,526) | (3,229) |
| (-) Securities sold under repurchase agreements | (21,111) | (15,638) |
| (-) Private Pension Liabilities | (5,155) | (3,759) |
| **(-) Floating Balance** | **(12,318)** | **(8,610)** |
| **(=) Adjusted Gross Financial Assets** | **8,106** | **7,753** |

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